June 10, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Kei Ino Staff Accountant

Re:	China Sky One Medical, Inc. Item 4.01 Form 8-K Filed May 28, 2008 File No. 001-34080 Comment Letter of May 29, 2008

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Item 4.01 Form 8-K of China Sky One Medical, Inc. (the “Company”), filed May 28, 2008 (the “Form 8-K”), by letter dated May 29, 2008 to Mr. Liu Yan Qing, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response. In addition, we are transmitting herewith an amendment to the Form 8-K (the “Form 8-K/A”), which reflects, where appropriate, the comments in your letter.

Item 4.01(a)

1.	Please amend your disclosure to include the period through May 21, 2008 in discussing disagreements with Sherb & Co., LLP.

Company Response

Please see the Form 8-K/A filed on June 10, 2008, which addresses the foregoing comment.

1540 Broadway, 24th Floor w New York, New York 10036-4039 w telephone .212.751.4300 w facsimile 212.751.0928

Albany w Boca Raton w Buffalo w Johnstown w New York w Palm Beach w Toronto w www.hodgsonruss.com

Securities and Exchange Commission June 10, 2008 Page 2

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Company Response

Please see the Form 8-K/A filed on June 10, 2008, which includes an updated Exhibit 16 letter from the Company’s former accountant.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Ron Levy of our office with any questions or further comments.

Very truly yours, /s/ Jeffrey A. Rinde Jeffrey A. Rinde, Esq. Partner of the Firm